October 27, 2006                                    Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
BY EDGAR & COURIER                                 New York, New York 10019-5820

                                                         Main Tel (212) 506-2500
Susan C. Block                                           Main Fax (212) 262-1910
Securities and Exchange Commission                        www.mayerbrownrowe.com
Division of Corporate Finance
100 F Street, N.E.                                              PAUL A. JORISSEN
Washington, D.C. 20549                                                   Partner
                                                       Direct Tel (212) 506-2555
                                                       Direct Fax (212) 849-5555
                                                    pjorissen@mayerbrownrowe.com

Re:      Securitisation Advisory Services Pty. Limited
         Response to Comment Letter dated October 12,
         2006 to Registration Statement (File No. 333-136516)
         ----------------------------------------------------

Dear Ms. Block:

On behalf of Securitisation Advisory Services Pty. Limited (the "Registrant"),
we submit this letter in response to the comments in your letter dated October
12, 2006 relating to the above-referenced registration statement. For your convenience, we are enclosing two courtesy copies of the Registration Statement in printed format. The versions of prospectus supplement and base prospectus contained in the courtesy copies are clean and marked to indicate changes from the previous filing.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

PROSPECTUS SUPPLEMENT
---------------------

Cover

     1.  Please revise the cover to add a placeholder for the other forms of credit enhancement that may be used with this prospectus supplement.

     RESPONSE: This change has been made as requested

     2.  We note your response to prior comment 13. Please add disclosure on the cover page clarifying that the interest rate will change at the step-up date.

     RESPONSE: This change has been made as requested.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles
                   New York Palo Alto Paris Washington, D.C.
     Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Susan C. Block
October 27, 2006

Important Notice About Information..., Page S-iv
------------------------------------------------

     3.  We note your response to prior comment 19. We also note the phrase
         "[other than [ ]]" in the second-to-last sentence on page S-13.
         Although you have supplementally indicated that the characteristics of the mortgage pool will not change by more than 5%, inclusion of the phrase "[other than]]" suggests that characteristics may in fact change by more than 5%. Please supplementally explain and revise as necessary.

     RESPONSE: The words "[other than]]" have been removed from this paragraph.

Summary of the Parties to the Transaction, page S-1
---------------------------------------------------

     4.  We note your response to our prior comment 24. "Manager" is not a
         Regulation AB term. As such, please use non-Regulation AB terms, such as Manager, only alongside their Regulation AB counterparts. Please revise to provide the information required under Item 1106 of
         Regulation for the entity that is the depositor in the body of the prospectus and prospectus supplement.

     RESPONSE: The section of the prospectus supplement which is now entitled
     "The Manager & Depositor" includes the information required by Item 1106 of
     Regulation AB. The Manager is also described as the Depositor in a number of places throughout the prospectus supplement, most notably on the cover page, in the summary of parties to the transaction, in the structure chart, and whenever the prospectus supplement describes a determination that is to be made by the Manager in its capacity as Depositor for purposes of
     Regulation AB or a filing with the Commission that is to be made by the
     Manager in its capacity as Depositor.

Structural Diagram, page S-4
----------------------------

     5.  Please include the structural diagram before effectiveness.

     RESPONSE: A structural diagram was included in Amendment No. 1 (and is also included in Amendment No. 2) but did not come out clearly in the redlined version of the registration statement that was sent to the SEC.

     6.  We note your response to prior continent 25. Please add a placeholder to the summary confirming that you will identify any other servicers.

     RESPONSE: A placeholder has been added to the summary on page S-1 confirming that any other servicers will be identified.

Assets of the Trust, page S-54
------------------------------

     7.  We note your response to prior comment 35. Please include in your disclosure the explanation given in your response, explaining what collateral securities are.

Susan C. Block
October 27, 2006

     RESPONSE: This change has been made as requested.

  [Features of the Housing Loans, page S-55]
  ------------------------------------------

     8.  We note the third sentence of your supplemental response to prior comment 36. Please confirm that you will file a post-effective amendment reflecting any material changes to the prospectus, including changes to the potential assets that may be included in the asset pool, prior to the use of such prospectus.

     RESPONSE: The Registrant undertakes in the registration statement, pursuant to Item 512 of Regulation S-K, to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Principal Charge-offs, page S-78
--------------------------------

     9.  While we note your response to prior comment 38, we re-issue the comment. Please revise the prospectus to disclose that charge-off occurs after 120 days or advise.

     RESPONSE: A cross-reference to "The Servicer--Collection and Enforcement
     Procedures" in the base prospectus has been included under "Principal
     Charge-Offs" in the prospectus supplement in connection with the process and timing of the realization of charge-offs.

     10. While we note that you generally charge-off delinquencies after 120 days, your response implies that there are certain exceptions to this policy. As such, please confirm that you will disclose loss and delinquency information in 30-31 day buckets through actual charge-off, not through 121 days.

     RESPONSE: We confirm that loss and delinquency information will be disclosed in 30-31 day buckets through actual charge-off and not through
     121 days. We also note that one of the conditions for a housing loan to be eligible for inclusion in the pool is that no payment from the borrower under the housing loan is in arrears for more than 30 consecutive days (See
     "Representations, Warranties and Eligibility Criteria" in the base prospectus).

Residual Interests, page S-81
-----------------------------

     11. We note your response to prior comment 40. It is remains unclear whether you intend to register the transfer of the residual interest.
         Please explain.

     RESPONSE: Further to the response to prior comment 40, we confirm that we do not intend to register the transfer of the residual interest.

Susan C. Block
October 27, 2006

BASE PROSPECTUS
---------------

Other Features of the Housing Loans, page 9
-------------------------------------------

     12. We note your response to prior comment 48. However, your disclosure still indicates that if information respecting the housing loans is not known at the time the notes are initially offered, additional information may be set forth in the Form 8-K within 15 days. Please revise your disclosure on page 9 to clarify that disclosure required on
         Form 8-K will be filed in a timely manner.

     RESPONSE: Page 9 of the base prospectus has been revised to state that disclosure required on Form 8-K will be filed in a timely manner.

Special Features of the Housing Loan, page 18
---------------------------------------------

     13. Please note that the assets that may be included in the asset pool must be described in the base prospectus. Please revise your disclosure in this section accordingly. We also note that similar disclosure regarding "special features" appears on page 22 of the base prospectus.
         Please revise this disclosure accordingly, as well.

     RESPONSE: We note that assets that may be included in the asset pool must be described in the base prospectus. Revisions have been made to "Special
     Features of the Housing Loans" in relation to Commonwealth Bank and
     Homepath on pages 18 and 22 of the base prospectus to reflect this.

Redraws and Further Advances, page 19
-------------------------------------

     14. Please revise the cover page to add disclosure stating that the asset pool may include housing loans subject to redraws or further advances.

     RESPONSE: This change has been made as requested.

     15. We note that your supplemental disclosure in response to prior comment
         53 is not consistent with the first sentence on page 20. Please supplementally expand your discussion of the method by which advances above the scheduled balance would not cause removal of the loan from the pool.

     RESPONSE: The first sentence on page 20 has been deleted from the base prospectus. An advance above the scheduled balance would cause removal of the loan from the pool.

     16. We re-issue prior comment 54 with respect to advances that may exceed the scheduled principal balance. In your response, please explain the similarities of this feature to a home equity line of credit. Please also consider the immediately preceding comment.

Susan C. Block
October 27, 2006

     RESPONSE: Please note our response to comment 15. A further advance is similar to a home equity line of credit in that it is a revolving feature under an existing line of credit, where a borrower may receive advances from time to time without entering into a new credit facility each time that a further advance is made, in the same way that a borrower is able to draw upon a home equity line of credit from time to time without entering into a new loan. However, a home equity line of credit does not require payments of principal or otherwise amortize during its revolving period.
     Housing loans do amortize. A further advance may only be made to the extent that the scheduled principal balance of the loan exceeds the outstanding principal balance of the loan. Accordingly, further advances permit borrowers to re-borrow to the extent that the borrower has made prepayments of principal (i.e. payments above those required to be made under the terms of the loan). If the amount of the further advance results in an outstanding principal balance of the loan that exceeds the scheduled principal balance of the loan by more than one scheduled monthly installment, the loan is removed from the trust.

Additional Features, page 22
----------------------------

     17. We note your response to prior comment 55 and we re-issue the comment.
         Please delete this section and make revisions elsewhere as appropriate.

     RESPONSE: This section has been deleted and revisions have been made elsewhere as appropriate.

Payments of Principal, page 24
------------------------------

     18. We note your response to our prior comment 57 and revised disclosure.
         Please refer to this feature as a revolving period here.

     RESPONSE: This change has been made as requested.

     19. Please add bracketed language to the summary in the prospectus supplement regarding the revolving period. Refer to Item 1103(a)(5) of
         Regulation AB.

     RESPONSE: Bracketed language has been added to the summary in the prospectus supplement regarding the revolving period.

Purchase Obligations, page 43
-----------------------------

     20. We note your response to prior comment 58, but reissue the comment.
         Please specify the circumstances when a purchase obligation may arise.
         Consider adding bracketed language to the prospectus supplement

     RESPONSE: The section of the base prospectus that relates to purchase obligations has been revised to clarify the circumstances when a purchase obligation may arise. Placeholders have also been added to the prospectus supplement.

Susan C. Block
October 27, 2006

Other Insurance, Guarantees and Support Agreements, page 71
-----------------------------------------------------------

     21. Please explain what the term "support agreements" means. Each type of credit enhancement needs to be described in the base prospectus.

     RESPONSE: An additional bullet point has been added to "Other Insurance,
     Guarantees and Support Agreements" to clarify the meaning of "support agreements".

Insolvency Conditions, page 92
------------------------------

     22. We note your response to our prior comment 61. Please revise to add disclosure about what is meant by the housing loans "should not be considered" to be the assets of the originator upon its winding up and the assets in a fund "should not be available" to other creditors of the issuer trustee. Consider adding risk factor disclosure as appropriate.

     RESPONSE: This section of the prospectus has been revised to state that housing loans "will not be considered" to be assets of the originator upon its winding up and the assets in a fund "will not be available" to other creditors of the issuer trustee.

Enforcement of Foreign Judgments in Australia, page 107 .
---------------------------------------------------------

     23. Please discuss the investor's ability to bring an original action against the issuing entity in an appropriate foreign court. Refer to
         Item 1100(e) of Regulation AB and Item 101(g)(iv) of Regulation S-K.

     RESPONSE: A new section entitled "Proceedings in Australia" that discusses an investor's ability to bring an original action against the issuing entity in Australia has been added below "Enforcement of Foreign Judgments in Australia".

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen
Paul A. Jorissen